17006039

SEC Mail Processing Section

JAN 31 2017

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Amur Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Lexington Avenue, Suite 1101
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, that the accompanying statement of financial condition of Amur Advisors LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

EVELYN S DAVIS
Commission # 2410368
Notary Public, State of New Jersey
My Commission Expires
July 08, 2021

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)
Index
December 31, 2016

Page(s)

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Amur Advisors LLC
White Plains, New York

We have audited the accompanying statement of financial condition of Amur Advisors LLC, (the "Company") as of December 31, 2016. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amur Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 27, 2017

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	44,992
Due from clearing broker		261,131
Other assets		5,610
Total assets	$	311,733
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	22,750
Member's equity		288,983
Total liabilities and member's equity	$	311,733

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Amur Advisors LLC (the "Company"), a wholly owned subsidiary of Amur Capital Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on April 4, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

As an introducing broker-dealer, the Company acts primarily as a broker or dealer selling corporate debt securities and actively engages in private placements.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

3. Transactions with related parties

The Company maintains an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company office support, administrative support, compensation and benefits and occupancy. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

The terms of any arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $283,000 which exceeded the required net capital by approximately $278,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker dealer.